Via Facsimile and U.S. Mail
Mail Stop 6010

October 28, 2008

Mr. Peter E. Jokiel
Chief Financial Officer
Specialty Underwriters Alliance, Inc.
222 South Riverside Plaza
Chicago, IL 60606

Re: Specialty Underwriters Alliance, Inc.
        Form 10-Q for the Quarter Ended June 30, 2008
        File No. 000-50891

Dear Mr. Jokiel:

        We have completed our review of your Form 10-Q and have no further comments at this time.

                                                Sincerely,

                                                Gus Rodriguez
                                                Accounting Branch Chief